UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the semiannual period ended June 30, 2025

The Hartley Opportunity Fund, LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of organization)	33-2364939 (IRS Employer Identification No.)
6501 N Cedar Rd, Building 4, Suite B, Spokane, WA (Address of principal executive offices)	99208 (ZIP Code)

(509) 359-1034

(Issuer’s telephone number, including area code)

Class A Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA (the “Semiannual Report”). This discussion and analysis contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A. The accompanying consolidated balance sheets and the related consolidated statements of operations, members’ equity and cash flows as of June 30, 2025, are unaudited and have not been reviewed by external auditors.

Overview

Hartley Opportunity Fund, LLC (“Fund”, “Company”, “we”, “us”, “our”) is a real estate investment company focused on high-growth, tax-efficient real estate development strategies. The Fund targets self-storage developments, offering investors access to both capital appreciation and tax-deferred exit strategies via Section 721 exchanges.

During the six months ended June 30, 2025, the Fund completed its first investment: the acquisition of a 4.46-acre site located at 616 N Rocky River Rd in Monroe, North Carolina. This project—Monroe Self Storage—will be developed into a 90,250 NRSF, three-story, climate-controlled self-storage facility with approximately 850 units. The project is developed by Horizon Storage Group, LLC, with CubeSmart expected to serve as the property manager based on nearby operational expertise.

The acquisition closed on May 23, 2025, through a combination of a Section 721 exchange and direct equity contribution. Horizon Real Estate Fund, LP contributed the land via a 721 exchange, resulting in an equity position on the Fund’s balance sheet without requiring a cash outlay. As of June 30, 2025, the Fund contributed approximately $1,059,250 in cash toward closing costs and predevelopment expenses, with additional capital expected to be deployed during the construction phase. The Fund remains in the capital deployment and early development phase and does not yet generate revenue.

Results of Operations

Six Months Ended June 30, 2025, Compared to Six Months Ended June 30, 2024

The Fund did not have any income-producing assets or operations during the six months ended June 30, 2024, and incurred no expenses during that period. During the six months ended June 30, 2025, the Fund completed its first property acquisition but did not record any operating income or expenses.

All acquisition-related expenses, including legal, architectural, and title costs, were incurred at the project level or contributed through the 721 exchange structure and were capitalized into the investment basis of Monroe Self Storage JV, LLC. The Fund’s financial statements reflect a $2.35 million investment in the project but do not reflect any income or expense on the profit and loss statement for this period.

The only Fund-level expenditure recorded for the six-month period was $8,620 in organizational costs, which were capitalized in accordance with GAAP. As a result, the Fund reported no net income or loss for the period.

Liquidity and Capital Resources

As of June 30, 2025, the Fund contributed approximately $1,059,250 in cash toward the Monroe Self Storage project, including escrowed closing funds and payments for architectural, engineering, and legal services. In addition to the cash contributed, the Fund received equity in Monroe Self Storage through a Section 721 exchange in which Horizon Real Estate Fund contributed land valued at approximately $1.29 million. While this equity interest appears on the Fund’s balance sheet, no cash was deployed by the Fund for the 721 component.

The Fund has secured construction financing representing approximately 72.5% loan-to- cost from construction lender Andover. The loan, combined with remaining capital contributions, is expected to fund the full development of the project.

Management believes that the Fund has sufficient liquidity to meet its current obligations and continue development activities for the Monroe project. Future capital contributions will support construction equity needs and ongoing fund operations.

Plan of Operations

The Fund’s near-term objectives are focused on successfully executing the Monroe Self Storage development and deploying capital into two additional approved projects: Frederick Self Storage in Frederick, Maryland, and Waretown Self Storage in Waretown, New Jersey.

The Monroe project, which closed on May 23, 2025, is scheduled to begin construction in Q3 2025. The project is a 90,250 NRSF, three-story, climate-controlled facility expected to be delivered by mid-2026. Once stabilized, the property is planned for disposition to a related income fund through a Section 721 exchange in mid-2027.

Meanwhile, the Fund launched two additional offerings during the post-period (Q3 2025):

•Frederick Project: 91,575 RSF facility with an expected hold of 26 months and a capital raise of $4,250,000.

•Waretown Project: 79,025 RSF facility with an expected hold of 3.5 years, and a capital raise of $4,650,000.

Proceeds from these offerings will be used to acquire land, fund pre-development work, and initiate construction. Management continues to evaluate additional self-storage opportunities and anticipates raising and deploying additional capital over the next six to twelve months.

Trends and Uncertainties

The Fund operates in a dynamic real estate environment influenced by broader economic and market conditions. Key macro-level trends that could impact performance include:

•Interest Rate Volatility: Higher financing costs may reduce leverage availability or delay closings.

•Construction Cost Pressures: Materials and labor remain elevated in many markets, potentially impacting budgets and timelines.

•Permitting and Regulatory Delays: Local permitting timelines may impact the timing of construction starts.

•Self-Storage Demand Resilience: The sector continues to benefit from demographic shifts, downsizing trends, and remote work patterns.

Related Party Transactions

The Monroe Self Storage transaction was executed through a Section 721 exchange with an affiliate of Horizon Real Estate Fund, the current landowner and developer for the project. While Horizon Storage Group is not affiliated with the Fund, it will serve as the developer on the project and is entitled to developer fees, acquisition fees, and a share of project-level profits as disclosed in the project documents.

All agreements with Horizon entities were conducted at arm’s length and are subject to standard market terms.

The Hartley Fund Group, sponsor of the Fund, provided a loan of $350,000 to Monroe Self Storage LLC prior to closing. This loan did not charge interest.

Recent Developments

After the reporting period ended June 30, 2025, the Fund launched two new offerings under its Regulation A structure:

•Frederick Self Storage: A 91,575 RSF Class A facility located in Frederick, MD, with initial close planned for October 2025.

•Waretown Self Storage: A 79,025 RSF facility located along the New Jersey Shore, with initial close targeted for Q4 2025.

No other material events occurred after June 30, 2025, through the date of this filing.

Items 2. Other Information

None

Items 3. Financial Information

CONDENSED FINANCIAL STATEMENTS

The Hartley Opportunity Fund, LLC Balance Sheet As of June 30, 2025 Accrual Basis

Jun 30, 25
ASSETS
Current Assets
Checking/Savings
Rho Escrow	120,000.00
Rho Operating	2,130.00
Total Checking/Savings	122,130.00
Total Current Assets	122,130.00
Other Assets
Monroe Self Storage JV LLC	2,348,839.89
Organization Costs	8,620.00
Total Other Assets	2,357,459.89
TOTAL ASSETS	2,479,589.89
LIABILITIES & EQUITY
Equity
Capital Additions	1,190,000.00
Class B Owner Equity	33,304.00
Equity Contribution	1,289,589.89
Retained Earnings	-33,304.00
Total Equity	2,479,589.89
TOTAL LIABILITIES & EQUITY	2,479,589.89

The Hartley Opportunity Fund, LLC Profit & Loss January through June 2025 Accrual Basis

Jan - Jun 25
Net Income	0.00

The Hartley Opportunity Fund, LLC
Statement of Members' Equity
January through June 2025
	Class A Units Capital Contributions	Class B Units Capital Contributions	Retained Earnings	Total Members’ Equity
Balance at January 1, 2025	-	33,304.00	(33,304.00)	-
Capital Contributions (Class A Units)	2,479,589.89	-	-	2,479,589.89
Net Income (Loss)	-	-	-	-
Distributions	-	-	-	-
Balance at June 30, 2025	2,479,589.89	33,304.00	(33,304.00)	2,479,589.89

The Hartley Opportunity Fund, LLC Statement of Cash Flows January through June 2025

Jan - Jun 25
INVESTING ACTIVITIES
Monroe Self Storage JV LLC	-2,348,839.89
Organization Costs	-8,620.00
Net cash provided by Investing Activities	-2,357,459.89
FINANCING ACTIVITIES
Capital Additions	1,190,000.00
Equity Contribution	1,289,589.89
Net cash provided by Financing Activities	2,479,589.89
Net cash increase for period	122,130.00
Cash at end of period	122,130.00

The Hartley Opportunity Fund, LLC
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 2025

1. Organization and Nature of Operations

The Hartley Opportunity Fund, LLC (the “Fund”) was organized in Delaware on November 18, 2024, to invest in real estate projects in the United States. The Fund conducts offerings of its securities pursuant to Regulation A, Tier 2, under the Securities Act of 1933.

The Fund had limited operating activities during the six months ended June 30, 2025. As of that date, the Fund’s activities primarily consisted of raising capital, evaluating investment opportunities, and initial investment in its Monroe, North Carolina project.

2. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and the instructions to Form 1-SA. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2024.

In the opinion of management, all adjustments considered necessary for a fair presentation (consisting only of normal recurring adjustments) have been included. Results of operations for the interim period are not necessarily indicative of results that may be expected for the full year ending December 31, 2025.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

The Fund had no revenues during the six months ended June 30, 2025.

Expenses

The Fund did not incur expenses during the six months ended June 30, 2025. Expenses incurred in 2024 were recorded in the audited annual financial statements for that period.

4. Members’ Equity and Capital Contributions

During the six months ended June 30, 2025, the Fund received approximately $1,190,000 in cash capital contributions from investors pursuant to its Regulation A offering. In addition, certain investors contributed property interests through Section 721 exchanges, resulting in additional equity interests issued by the Fund.

5. Related Party Transactions

During the six months ended June 30, 2025, the Fund entered into a property acquisition through a Section 721 exchange with an affiliate of Horizon Real Estate Fund, the prior landowner and developer of the Monroe Self Storage project. Horizon Storage Group, an unaffiliated entity, will act as the developer of the project and is entitled to developer fees, acquisition fees, and a share of project-level profits pursuant to project agreements.

In addition, prior to the closing of the Monroe acquisition, The Hartley Fund Group, sponsor of the Fund, provided a loan of $350,000 to Monroe Self Storage LLC. This loan did not charge interest and was used to support pre-closing development activity.

All related party transactions were conducted on terms that management believes to be consistent with prevailing market terms.

6. Commitments and Contingencies

As of June 30, 2025, the Fund had not entered into material contractual obligations outside of its real estate investment activities. The Fund is subject to risks and uncertainties common to early-stage real estate investment entities, including dependence on successful capital raising, acquisition and development risks, and market conditions.

7. Subsequent Events

Management has evaluated subsequent events through September 17, 2025.

•In July 2025, the Fund launched additional offerings to finance the Frederick, Maryland and Waretown, New Jersey projects.

•No other material subsequent events requiring disclosure or adjustment to the financial statements were identified.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE HARTLEY OPPORTUNITY FUND, LLC,

a Delaware limited liability company

By: The Hartley Opportunity Fund Management, LLC,

a Delaware limited liability company, its Manager

By: /s/ Steve Larsen

Name: Steve Larsen

Its: Manager, Chief Executive Officer, Chief Financial Officer & Chief Account Officer

Date: June 30, 2025

Safe Harbor Statement

This Semiannual Report on Form 1-SA contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 11, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 12, 2024, as amended (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.